Exhibit 99.1

Lumenis Files Registration Statement for Proposed Public Offering and NASDAQ Listing

December 9, 2013 – Yokneam, Israel— Lumenis Ltd., a leading global provider of minimally invasive clinical solutions for surgical, ophthalmic and aesthetic applications, today announced that that it has filed a registration statement with the U.S. Securities and Exchange Commission (SEC) relating to a proposed public offering of its ordinary shares. The number of shares to be offered and the price range for the offering have not yet been determined. Lumenis plans to list its ordinary shares on the Nasdaq Global Market under the ticker symbol "LMNS".

Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Jefferies LLC will serve as joint bookrunning managers for the proposed offering. Wells Fargo Securities, LLC will serve as co-manager.

The offering will be made only by means of a prospectus.  A preliminary prospectus for the offering, when available, may be obtained from Goldman, Sachs & Co., via telephone: (866) 471-2526; facsimile: (212) 902-9316; email: prospectus-ny@ny.email.gs.com; or standard mail at Goldman, Sachs & Co., Attn.: Prospectus Department, 200 West Street, New York, NY, 10282;  Credit Suisse Securities (USA) LLC, via telephone: (800) 221-1037; email: newyork.prospectus@credit-suisse.com; or standard mail at Credit Suisse Securities (USA) LLC, Attn.: Prospectus Dept., One Madison Avenue, New York, NY 10010; and Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022, Telephone: 877-547-6340, Email: Prospectus_Department@Jefferies.com.

A registration statement related to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Lumenis

Lumenis is a global leader in the field of minimally-invasive clinical solutions for the surgical, ophthalmic and aesthetic markets, and has developed and commercialized innovative energy-based technologies, including laser, intense pulsed light (IPL) and radio-frequency (RF) technologies.